Exhibit 3.2
AMENDMENT TO THE
AMENDED & RESTATED BYLAWS
OF
RAPID7, INC.

Pursuant to Section 46 of the Amended & Restated Bylaws (the “Bylaws”) of Rapid7, Inc., a Delaware corporation (the “Company”), the Company certifies that:

ONE: The Bylaws of the Corporation are amended as follows:

Article IV, Section 17 of the Bylaws be amended and restated to read in its entirety as follows:

“Section 17. Term of Office. The term of office of each director shall be as provided in the Certificate of Incorporation.”

Article IV, Section 20(a) of the Bylaws be amended to read in its entirety as follows:

“Section 20. Removal.

(a) Subject to the rights of holders of any series of Preferred Stock to remove directors under specified circumstances for so long as the Board of Directors is classified, neither the Board of Directors nor any individual director may be removed without cause.”

Article XIII, Section 46 of the Bylaws be amended to read in its entirety as follows:

“Section 46. Subject to the limitations set forth in Section 44(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the Requisite Stockholders. As used herein, “Requisite Stockholders” shall mean (i) prior to June 30, 2022, the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class and (ii) on or following June 30, 2022, the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.”

TWO: The foregoing amendment has been duly adopted in accordance with the applicable provisions of the Bylaws.

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IN WITNESS WHEREOF, Rapid7, Inc. has caused this Amendment to the Amended and Restated Bylaws to be signed by its Chief Executive Officer on June 3, 2020.

Rapid7, Inc.

By: /s/ Corey E.Thomas
Name: Corey E. Thomas
Title: Chief Executive Officer